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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70360

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2021** AND ENDING **12/31/2021**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Park Walk Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1120 S Capital of Texas Hwy, BLDG 1, STE 120

(No. and Street)

Austin	**TX**	**78746**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Jesse Hibbard	**+1 512 886 4412**	jesse@parkwalk.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP

(Name – if individual, state last, first, and middle name)

14555 Dallas Parkway, STE 300	**Dallas**	**TX**	**75254**
(Address)	(City)	(State)	(Zip Code)
10/16/2003		**659**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Nicolas Montgomery _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Park Walk Capital Markets LLC _____, as of 12/31 _____, 2021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHRISTIAN REED
Notary Public, State of Texas
Comm. Expires 11-05-2025
Notary ID 133432766

Signature:

Title:
Managing Partner

Christian Reed
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS



Report of Independent Registered Public Accounting Firm

To the Member
Park Walk Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Park Walk Capital Markets LLC (the Company) as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
March 30, 2022

We have served as the Company's auditor since 2020.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

ASSETS

Cash	$	135,642
Clearing deposit		150,002
Receivable from related party		6,200
Prepaid expense		9,927
TOTAL ASSETS	$	301,771

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$	33,879
Accrued liabilities		30,525
TOTAL LIABILITIES		64,404
MEMBER'S EQUITY		237,367
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	301,771

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2021

REVENUES		
Commissions revenue	$	34,538
Fees from affiliated entities		262,800
Other income		4,187
	$	301,525
EXPENSES		
General & administrative expenses	$	253,123
Employee expenses		261,661
Commission expenses		10,813
Professional services		144,175
Regulatory fees		18,931
Other expenses		156,867
	$	845,570
LOSS BEFORE INCOME TAX BENEFIT	$	(544,045)
INCOME TAX BENEFIT	$	-
NET LOSS	$	(544,045)

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

YEAR ENDED DECEMBER 31, 2021

Balance at December 31, 2020	$	343,617
Net loss		(544,045)
Contributions in kind (forgiveness of debt)		437,795
Balance at December 31, 2021	$	237,367

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (544,045)
Adjustments to reconcile net loss to net cash	
used in operating activities:	
Cash provided by (used in) changes in the following items:	
Decrease in accounts receivable	2,303
Decrease in receivable from related party	2,000
Increase in prepaid expense	(724)
Increase in accounts payable	32,190
Decrease in payable to related party	(46,360)
Net cash used in operating activities	(554,636)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions in kind (forgiveness of debt)	437,795
Net cash provided by financing activities	437,795
NET DECREASE IN CASH	(116,841)
CASH - BEGINNING OF PERIOD	252,483
CASH - END OF PERIOD	$ 135,642

The accompanying notes are an integral part of these financial statements.

PARK WALK CAPITAL MARKETS LLC

NOTES TO THE FINANCIAL STATEMENTS

1. Organization and Nature of Business

Park Walk Capital Markets LLC, (the Company), a Delaware Limited Liability Company, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA), specializing in the brokerage of corporate debt securities. The Company is a majority-owned subsidiary of Park Walk LLC (the Parent).

2. Significant Accounting Policies

Basis of Presentation
The Company reports the results of its operations and its financial condition using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid instruments purchased with an original mature of 90 days or less to be cash equivalents. As of December 31, 2021, the Company did not hold any cash equivalents. The Company maintains balances with banks in excess of federally insured limits. Management believes the exposure to loss from such balances to be minimal.

Accounts Receivable
The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposure. Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. The Company does not typically have receivables from contracts with customers, and there were no such receivables as of December 31, 2021 or December 31, 2020.

PARK WALK CAPITAL MARKETS LLC

NOTES TO THE FINANCIAL STATEMENTS

Revenue Recognition
The Company follows ASC Topic 606, Revenue from Contracts with Customers (ASC 606). ASC 606 requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligation, and (e) recognize revenue as performance obligations are satisfied. In determining the transaction price, an entity may include variable consideration only to extent that is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes: (1) brokerage of corporate debt securities which are booked as "Commission Revenue", and (2) fees from Park Walk Europe LLP earned under an Intercompany Services Agreement which are booked as "Fees from Affiliated Entities". Commission Revenue is recognized on trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risk and rewards of ownership have been transferred to/from the customer. Fees from Affiliated Entities are recognized when they are determined to be earned per the terms of the Intercompany Services Agreement which defines the performance obligations of providing investment analysis and client introduction, which are satisfied when related transactions are settled.

The economic conditions which effect the Company's operations are related to interest rates and overall trends in the economy and credit markets.

Income Taxes
The Company is a Delaware Limited Liability Company and has elected to be treated as a partnership for income tax purposes. Accordingly, the Company records no provision for federal income taxes. The Company is a single member limited liability company and is treated as a partnership for tax purposes. The Company does not file any tax returns, but its taxable income or loss is taxed directly to the members.

The Company applies the Financial Accounting Standards Board Accounting Standards Codification topic relating to accounting for uncertain tax positions. The income taxes topic prescribes a minimum probability threshold that a tax position must meet before a financial statement benefit is recognized. The minimum threshold is defined in the topic as a tax position that is more likely than not to sustained upon examination by the applicable taxing authority including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likelihood of being realized upon ultimate settlement.

As of December 31, 2021, there are no material uncertain tax positions based on the criteria established under the income taxes topic, whereby the effect of the uncertainty would be recorded if the outcome was considered probable and was reasonably estimable.

3. Net Capital Provision of Rule 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2021, the Company had excess net capital of $216,240.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2021, the ratio was .29 to 1.

4. Receivables From Broker-Dealers and Clearing Organizations

The Company clears certain of its customer transactions through another broker-dealer, StoneX Financial Inc., on a fully disclosed basis. There were no amounts receivable from this clearing organization at December 31, 2021. No allowance for credit loss was recorded on this receivable.

5. Related Parties

The Company has a management services agreement (the Agreement) whereby the Parent provides subcontracted employee services, administrative functions, support services, and the use of facilities for the benefit of the Company. For the year ended December 31, 2021, $566,357 of expenses were allocated to the Company under the Agreement.

6. Commitments and Contingent Liabilities

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Management has not identified any matters that will have a material impact on the Company's financial condition or results of future operations. Legal costs, if any, incurred in connection with loss contingencies are expensed as incurred.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operation and cash flows cannot be reasonably estimated at this time.

7. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2021, and through March 30, 2022, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2021.

SUPPLEMENTAL INFORMATION

PARK WALK CAPITAL MARKETS LLC
DECEMBER 31, 2021

SCHEDULE I - COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1

COMPUTATION OF NET CAPITAL:

Total member's equity from statement of financial condition	$	237,367
Less: Non-allowable assets:		
Accounts receivable - related party		(6,200)
Prepaid expense		(9,927)
Total Non-allowable assets		(16,127)
Net capital	$	221,240

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	4,294
Minimum regulatory dollar requirement	$	5,000
Net capital requirement	$	5,000
Excess net capital		
Net capital	$	221,240
Less: Net capital requirement		(5,000)
Total Excess net capital	$	216,240

AGGREGATE INDEBTEDNESS:

Aggregate indebtedness liabilities	$	64,404
Ratio of aggregate indebtedness to net capital		.29 to 1

There are no material differences between the preceding computation and the Company's
corresponding unaudited Part II of Form X-17A-5 as of December 31, 2021.

PARK WALK CAPITAL MARKETS LLC
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Park Walk Capital Markets LLC (Company) is exempt from Rule 15c3-3 under the provisions of subparagraph (k)(2)(ii) in as much as the Company clears all customer transactions on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to such broker-dealer. The clearing broker-dealer carries all of the customer accounts of the Company and maintains and preserves such books and records related to customer accounts. As such, the Company is not required to present a computation for determination of reserve requirements or information related to possession or control requirements under Rule 15c3-3 of the Securities and Exchange Commission



Report of Independent Registered Public Accounting Firm

To the Member
Park Walk Capital Markets LLC

We have reviewed management's statements, included in the accompanying Park Walk Capital Markets LLC's Exemption Report in which:

 1) Park Walk Capital Markets LLC (the Company) states the Company claims an exemption under paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3 (the exemption provisions); and

2) The Company states the Company met the identified exemption provisions throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. §240.15c3-3.

Moss Adams LLP

Dallas, Texas
March 30, 2022

Park Walk Capital Markets, LLC

Exemption Report

Park Walk Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k):(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

I, _Nicolas Montgomery_, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

By: _Nicolas Montgomery_____   Date: _3/30/2022_____

Nicolas Montgomery, Managing Partner

Park Walk Capital Markets, LLC